Exhibit 99.2

CONSOLIDATED FINANCIAL STATEMENTS AND NOTES

FOR THE YEAR ENDED DECEMBER 31, 2014

SILVERCREST MINES INC.

1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

SilverCrest Mines Inc.

We have audited the accompanying consolidated financial statements of SilverCrest Mines Inc., which comprise the consolidated statements of financial position as at December 31, 2014 and 2013 and the consolidated statements of operations and comprehensive earnings (loss), changes in equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of SilverCrest Mines Inc. as at December 31, 2014 and 2013 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Accountants

March 24, 2015

2

SILVERCREST MINES INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in United States Dollars)

AS AT

	December 31, 2014	December 31, 2013
ASSETS
Current Assets
Cash and cash equivalents	$31,251,143	$14,435,453
Amounts receivable (note 21)	2,396,509	121,308
Prepaid expenses	890,301	387,414
Deferred finance costs (note 11)	171,586	171,586
Taxes receivable (note 6)	8,287,598	6,415,814
Inventories (note 7)	5,166,427	12,896,365
Total Current Assets	48,163,564	34,427,940

Non-Current Assets
Deferred finance costs (note 11)	90,259	261,845
Inventories (note 7)	6,261,185	-

Property, plant and equipment (note 8)	106,332,271	93,142,570
Exploration and evaluation assets (note 9)	16,421,345	15,675,298
Total Non-Current Assets	129,105,060	109,079,713

TOTAL ASSETS	$177,268,624	$143,507,653

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$4,267,257	$5,275,153
Taxes payable	1,180,155	1,155,314
Deferred revenue (note 10)	1,769,198	2,627,015
Total Current Liabilities	7,216,610	9,057,482

Non-Current Liabilities
Asset retirement obligations (note 12)	4,026,507	4,238,270
Credit facility obligation (note 11)	15,000,000	-
Deferred revenue (note 10)	3,742,693	4,034,767
Deferred tax liability (note 22)	9,557,000	9,043,000
Total Non-Current Liabilities	32,326,200	17,316,037

Total Liabilities	39,542,810	26,373,519

Shareholders’ Equity
Capital stock	128,776,622	108,676,353
Share-based payments reserve	7,835,962	6,021,431
Currency translation reserve	(3,487,505)	(3,487,505)
Retained earnings	4,600,735	5,923,855
Total Shareholders' Equity	137,725,814	117,134,134

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$177,268,624	$143,507,653

Nature of operations (note 1)

Commitments (note 21)

Contingencies (note 24)

Subsequent event (note 25)

Approved by the Board and authorized for issue on March 24, 2015.

“Graham Thody”	Director	“Barney Magnusson”	Director
The accompanying notes are an integral part of these consolidated financial statements.

3

SILVERCREST MINES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE EARNINGS (LOSS)

(Expressed in United States Dollars)

Years Ended December 31,	2014	2013

Revenues (note 14)	$45,132,599	$54,893,651

Cost of sales (note 15)	(23,596,973)	(19,895,374)

Depletion, depreciation and amortization	(8,167,486)	(6,134,532)

Mine operating earnings	13,368,140	28,863,745

General and administrative expenses (note 16, 19)	(6,504,047)	(6,951,892)
Share-based compensation (note 13, 19)	(2,262,705)	(2,507,893)
Foreign exchange gain (loss)	(462,889)	2,079,678
Impairment charges (note 8, 9)	(4,956,418)	-
Other income (note 17)	539,714	-

Operating earnings	(278,205)	21,483,638

Interest income	386,198	277,014
Accretion expense (note 12)	(303,062)	(224,000)
Finance costs (note 11)	(544,906)	(189,389)

Earnings (loss) before taxes	(739,975)	21,347,263

Income Taxes
Current income tax expense (note 22)	(262,000)	(5,450,000)
Deferred tax expense (note 22)	(514,000)	(7,418,000)

Net earnings (loss)	(1,515,975)	8,479,263

Other comprehensive loss
Exchange loss in translation to US Dollars	-	(1,989,460)

Comprehensive earnings (loss) for the year	$(1,515,975)	$6,489,803

Earnings (loss) per common share (note 18)
Basic	$(0.01)	$0.08
Diluted	$(0.01)	$0.08

The accompanying notes are an integral part of these consolidated financial statements.

4

SILVERCREST MINES INC.

 CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in United States Dollars)

Years Ended December 31,	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings (loss) for the year	$(1,515,975)	$8,479,263
Items not affecting cash:
Depletion, depreciation and amortization	8,167,486	6,134,532
Share-based compensation	2,262,705	2,507,893
Accretion expense	303,062	224,000
Unrealized foreign exchange loss (gain)	12,244	(1,669,460)
Deferred revenue (note 10)	(979,127)	(2,257,563)
Interest income	(386,198)	(277,014)
Finance costs	171,586	81,327
Impairment charges	4,956,418	-
Current income tax expense	262,000	5,450,000
Deferred tax expense	514,000	7,418,000
Cash flows before changes in working capital items	13,768,201	26,090,978

Amounts receivable	(2,269,898)	344,229
Taxes receivable	5,266,216	(60,357)
Prepaid expenses	(488,769)	(34,252)
Inventory	1,130,502	(610,095)
Taxes payable	24,841	(1,204,686)
Accounts payable and accrued liabilities	789,901	595,734
Cash flows before income taxes	18,220,994	25,121,551
Income taxes paid	(7,400,000)	(3,090,000)
Net cash provided by operating activities	10,820,994	22,031,551
CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued	20,822,001	-
Capital stock issuance costs	(1,489,408)	(1,823)
Warrants exercised	-	805,469
Stock options exercised	512,357	2,178,631
Deferred finance costs	-	(514,758)
Credit facility drawdown	15,000,000	-
Net cash provided by financing activities	34,844,950	2,467,519

CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment (note 8)
- Additions	(42,348,646)	(56,492,122)
- Sandstorm contribution	10,000,000	-
- Sales of silver and gold capitalized	8,349,585	717,974
Short term investments redemption	-	20,000,000
Exploration and evaluation	(5,174,333)	(2,473,610)
Interest received	386,198	329,809
Net cash used in investing activities	(28,787,196)	(37,917,949)

Impact of exchange rate changes on cash and cash equivalents	(63,058)	(292,717)

Change in cash and cash equivalents, during the year	16,815,690	(13,711,596)
CASH AND CASH EQUIVALENTS, beginning of the year	14,435,453	28,147,049
CASH AND CASH EQUIVALENTS, end of the year	$31,251,143	$14,435,453

Cash and cash equivalents is represented by:
Cash	26,651,143	14,435,453

Cash equivalents	4,600,000	-
	$31,251,143	$14,435,453

Supplemental disclosure with respect to cash flows (note 20)

The accompanying notes are an integral part of these consolidated financial statements.

5

SILVERCREST MINES INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Expressed in United States Dollars)

	Capital Stock		Reserves		Retained Earnings/	Total
	Number	Amount	Share-Based	Currency	(Deficit)
			Payments	translation

Balance at December 31, 2012	105,892,129	$103,246,773	$4,710,841	$(1,498,045)	$(2,555,408)	$103,904,161

Warrants exercised	510,300	987,612	(182,143)	-	-	805,469
Stock options exercised	1,900,000	3,193,791	(1,015,160)	-	-	2,178,631
Issuance of capital stock (note 9)	615,776	1,250,000	-	-	-	1,250,000
Share issuance costs	-	(1,823)	-	-	-	(1,823)
Share-based compensation	-	-	2,507,893	-	-	2,507,893
Net earnings for the year	-	-	-	-	8,479,263	8,479,263
Currency translation adjustment	-	-	-	(1,989,460)	-	(1,989,460)

Balance at December 31, 2013	108,918,205	108,676,353	6,021,431	(3,487,505)	5,923,855	117,134,134

Stock options exercised	980,000	767,676	(255,319)	-	-	512,357
Issuance of capital stock (note 13)	8,855,000	20,822,001	-	-	-	20,822,001
Share issuance costs	-	(1,489,408)	-	-	-	(1,489,408)
Share-based compensation	-	-	2,262,705	-	-	2,262,705
Forfeited stock options	-	-	(192,855)	-	192,855	-
Net and comprehensive loss for the year	-	-	-	-	(1,515,975)	(1,515,975)

Balance at December 31, 2014	118,753,205	$128,776,622	$7,835,962	$(3,487,505)	$4,600,735	$137,725,814

The accompanying notes are an integral part of these consolidated financial statements.

6

SILVERCREST MINES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States Dollars) YEARS ENDED DECEMBER 31, 2014 and 2013	NYSE MKT: SVLC TSX: SVL FSE: CW5

1.	NATURE OF OPERATIONS

SilverCrest Mines Inc. (“SilverCrest” or the “Company”) is engaged in the operation, exploration, development and acquisition of precious metal properties in Mexico. The Company’s current sources of operating cash flows are primarily from the sale of silver and gold. The Company’s flagship property is its 100%-owned Santa Elena Mine near Banamichi in the State of Sonora, Mexico.

SilverCrest is incorporated under the jurisdiction of the Province of British Columbia, Canada pursuant to the British Columbia Business Corporations Act. SilverCrest is a public company whose shares trade on the NYSE MKT LLC (“NYSE MKT”) (under the symbol SVLC), on the Toronto Stock Exchange (“TSX”) (under the symbol SVL) and the Frankfurt Stock Exchange (“FSE”) (under the symbol CW5). The head office and principal address of the Company is 570 Granville Street, Suite 501, Vancouver, BC, Canada, V6C 3P1. The address of the Company’s registered and records office is 19th Floor, 885 West Georgia Street, Vancouver, BC, Canada, V6C 3E8.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation and Measurement

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). The policies applied in these consolidated financial statements are based on IFRSs in effect as at December 31, 2014.

These consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at fair value. Additionally, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information. Certain comparatives amounts have been re-presented to conform to the current year presentation.

These consolidated financial statements were approved for issuance by the Board of Directors on March 24, 2015.

Basis of Consolidation

These consolidated financial statements include the accounts of SilverCrest and its wholly-owned subsidiaries. SilverCrest consolidates subsidiaries where the Company has the ability to exercise control. Control is achieved when the Company has the power to govern the financial and operating policies of the entity. Control is normally achieved through ownership, directly or indirectly, of more than 50 percent of the voting power. Control can also be achieved through power over more than half of the voting rights by virtue of an agreement with other investors or through the exercise of de facto control. All intercompany balances, transactions, income and expenses, and profits or losses have been eliminated on consolidation.

		Place of
		Incorporation and
SilverCrest's Subsidaries	Ownership%	operatoin	Principal Activity
NorCrest Silver Inc.	100%	Canada	Holding Company
SVL Minerals Ltd.	100%	Canada	Holding Company
Nusantara de Mexico S.A. de C.V.	100%	Mexico	Silver and Gold Mining Company
Santa Elena Oro y Plata S.A. de C.V.	100%	Mexico	Service Company
Minera de Cerro Santo S.A. de C.V.	100%	Mexico	Service Company
Magellan Exploracion S.A. de C.V.	100%	Mexico	Service Company
Minera Metro S.A. de C.V.	100%	Mexico	Service Company
SilverCrest de Mexico S.A. de C.V.	100%	Mexico	Exploration and Evaluation Company

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SILVERCREST MINES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States Dollars) YEARS ENDED DECEMBER 31, 2014 and 2013	NYSE MKT: SVLC TSX: SVL FSE: CW5

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash, cash equivalents and short term investments

Cash and cash equivalents consist of cash on hand and highly liquid investments with maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

Short term investments comprise highly liquid United States dollar denominated term deposits or Canadian dollar denominated guaranteed investment certificates with terms to maturity of greater than ninety days but no more than one year. Short term investments are carried at the lower of cost or recoverable amount.

Amounts receivable

Amounts receivable are recorded at face value less any provisions for uncollectable amounts considered necessary. Amounts receivable balance primarily relates to sales of gold and silver dore lot that are sold at the financial position reporting date and proceeds are collected subsequently.

Taxes receivable

Taxes receivable are comprised of taxes in Mexico that the Company has paid and due to be refunded or deducted from income taxes payable (note 6). The Company believes the balance is fully recoverable and has not provided an allowance.

Inventories

The Company produces two minerals, silver and gold. Inventories consist of silver and gold in process, leach pad ore, unprocessed ore in stockpile, finished goods and supplies. These inventories are valued at the lower of average cost and net realizable value after consideration of processing, refining and transportation costs. For all silver and gold inventories, net realizable value is calculated as with reference to relevant metal prices and estimated costs to complete production into a saleable form.

(i) Silver and gold in process inventory and leach pad ore inventory.

Prior to the commissioning of the mill at Santa Elena, the recovery of silver and gold was achieved through a heap leaching process. Costs are added to ore on leach pads based on current mining and processing costs, including applicable overhead, and depreciation relating to mining operations. Costs are removed from ore on leach pads as ounces are recovered, based on the lower of average cost per ounce of silver and gold and net realizable value.

The heap leaching process was wound down during Q2 2014. As a result management reclassified the remaining inventory value (note 7) from silver and gold in process to leach pad ore inventory. The leach pad ore inventory will be expensed as leach pad ore tonnes are processed through the mill. The Company recognizes a portion of the leach pad ore inventory in cost of sales based on the number of leach pad ore tonnes processed in the period, to the total tonnes remaining on the leach pad.

(ii) Unprocessed ore in stockpile.

Stockpiled ore inventory represents unprocessed ore that has been extracted from the mine and is available for further processing. Costs added to stockpiled ore inventory are valued based on current mining cost per tonne incurred up to the point of stockpiling the ore and are removed at average cost. Stockpiled ore tonnage is verified by periodic surveys and physical counts.

(iii) Finished goods inventory.

Finished goods inventory consist of silver and gold dore bars, and is valued at the lower of average cost and net realizable value.

(iv) Supplies inventory.

Supplies inventory consist of materials and supplies used in operations such as fuel, explosives, reagents and spare parts. These are valued at the lower of average cost and net realizable value.

The Company records provisions to reduce inventories to net realizable value to reflect changes in economic factors that impact inventory value and to reflect present intentions for the use of slow moving and obsolete supplies inventory. These provisions are recorded within cost of sales in the consolidated statement of operations and comprehensive earnings (loss). Provisions are reversed to reflect subsequent recoveries in net realizable value where the inventory is still on hand.

Property, plant and equipment

Property, plant and equipment (“PPE”) is stated at cost less accumulated depreciation, depletion and accumulated impairment losses. The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

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SILVERCREST MINES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States Dollars) YEARS ENDED DECEMBER 31, 2014 and 2013	NYSE MKT: SVLC TSX: SVL FSE: CW5

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Carrying amounts of PPE are depreciated to their estimated residual value over the estimated useful lives of the assets or the estimated life of the related mine or plant, if shorter. Where components of an asset have different useful lives, depreciation is calculated on each separate component.

Certain items of PPE are depreciated on a unit-of-production (“UOP”) basis. The UOP method is based on ounces of probable ore reserves. There are numerous uncertainties inherent in estimating ore reserves, and assumptions that were valid at the reporting date and may change when new information becomes available. The actual volume of ore extracted and any changes in these assumptions could affect prospective depreciation rates and carrying values.

Depreciation and depletion is provided using the straight line method or UOP over the following terms:

Property, plant and equipment	8-10 years
Vehicles	4 years
Computer equipment and furniture	3-5 years
Computer software	1 year
Mining assets	Unit of production

An item of PPE is derecognized upon disposal, when held for sale, or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss.

Commercial and pre-commercial production

Commercial production is deemed to have commenced when management determines that the operational commissioning of major mine and plant components is complete, operating results are being achieved consistently for a period of time, and that there are indicators that these operating results will continue. The following factors may indicate that commercial production has commenced:

•	substantially all major capital expenditures have been completed to bring the mine or mill to the condition necessary for it to be capable of operating in the manner intended by management;

•	the mine or mill has been transferred to operating personnel from internal development groups or external contractors;

•	a significant portion of plant/mill capacity is achieved;

•	all facilities are operating at a steady state of production;

•	mineral recoveries are at or near the expected production levels; and

•	a pre-determined, reasonable period of time has passed.

Prior to achieving commercial production, revenues and related expenses are recognized as reductions and increases, respectively, to mining asset carrying values included in PPE.

Expansion in Progress

Assets under construction at Santa Elena are capitalized as Expansion in Progress (“EIP”) and are presented as a separate asset within PPE. EIP includes deposits on long lead time items, any costs directly attributable to bringing assets under construction into working condition for its intended use, such as development costs to build new shafts, drifts and ramps that will enable the Company to physically access ore underground, exploration drilling, evaluation studies, mill/plant construction and commissioning costs and other related development costs. EIP assets are not depreciated until the asset is complete and available for use. At December 31, 2014, the Company had no EIP assets as management determined that the construction of the mill and CCD/MC processing facility and underground mine were complete and available for use (notes 3 and 8).

Underground Mine Development Costs

At Santa Elena’s underground mine, development costs are incurred to build new shafts, drifts and ramps that will enable SilverCrest to physically access ore underground. The time over which SilverCrest will continue to incur these costs depends on the mine life. These underground development costs are capitalized as incurred.

Capitalized underground development costs incurred to enable access to specific ore blocks or areas of the underground mine, and which only provide an economic benefit over the period of mining that ore block or area, are depreciated on a UOP basis, whereby the denominator is probable reserves within that ore block or area.

If capitalized underground development costs provide an economic benefit over the entire mine life, the costs are depreciated on a UOP basis, where the denominator is the estimated ounces of silver/gold in total accessible probable reserves that are considered probable for economic extraction.

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SILVERCREST MINES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States Dollars) YEARS ENDED DECEMBER 31, 2014 and 2013	NYSE MKT: SVLC TSX: SVL FSE: CW5

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Borrowing costs

Interest and other financing costs relating to the acquisition, development and construction, and production of qualifying assets are capitalized as expansion in progress or in mineral properties until they are complete and available for use, at which time they are transferred to the appropriate category within property, plant and equipment. Borrowing costs incurred after the asset has been placed into service as well as all other borrowing costs are charged to the statement of operations and comprehensive earnings (loss).

Mineral properties and exploration and evaluation assets

Pre-exploration costs are expensed in the period in which they are incurred.

Once the legal right to explore a mineral property has been acquired, all costs related to the acquisition, exploration and evaluation of mineral properties are capitalized by property. These direct expenditures include such costs as materials used, surveying costs, geological studies, drilling costs, payments made to contractors and depreciation of plant and equipment during the exploration phase. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the period in which they occur.

Exploration and evaluation expenditures for each mineral property are carried forward as an asset provided that one of the following conditions is met:

•	Such costs are expected to be recouped in full through successful development and exploration of the mineral property or alternatively, by sale; or

•	Exploration and evaluation activities in the mineral property have not reached a stage which permits a reasonable assessment of the existence of economically recoverable reserves but active and significant operations in relation to the mineral property are continuing, or planned for the future.

The carrying values of capitalized amounts are reviewed annually, or when indicators of impairment are present. In the case of undeveloped properties, there may be only inferred resources to allow management to form a basis for the impairment review. The review is based on the Company’s intentions for the development of such a property. If a mineral property does not prove viable, all unrecoverable costs associated with the property are charged to the consolidated statement of operations and comprehensive earnings (loss) at the time the determination is made. Once the technical feasibility and commercial viability of extracting the mineral resource has been determined, the property is considered to be a mine under development and is classified as “mining assets”. Exploration and evaluation expenditures accumulated are also tested for impairment before the mineral property costs are transferred to development properties.

Impairment of tangible and intangible assets

At each financial position reporting date the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to dispose (“FVLCTD”) and value in use, which is the present value of future cash flows expected to be derived from the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the statement of operations and comprehensive earnings (loss).

For the purposes of impairment testing, exploration and evaluation assets are allocated to cash-generating units to which the exploration activity relates. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs. Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in the statement of operations and comprehensive earnings (loss).

Revenue recognition

Revenue is earned from the sale of refined silver and gold metal, and is recognized when the following specific conditions have been met:

•	the significant risks and rewards of ownership of the metal have been transferred to the purchaser;

•	the Company does not retain continuing managerial involvement to the degree usually associated with ownership or effective control over the metal sold;

•	the amount of revenue can be reliably measured;

•	it is probable that the economic benefits associated with the sale will flow to the Company; and

•	the costs incurred or to be incurred in respect of the sale can be reliably measured.

During the commissioning stage of the Santa Elena EIP, the Company capitalized proceeds from sales of silver and gold ounces and related expenses attributed to the underground mine, mill and processing facilities.

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SILVERCREST MINES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States Dollars) YEARS ENDED DECEMBER 31, 2014 and 2013	NYSE MKT: SVLC TSX: SVL FSE: CW5

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Deferred revenue

Deferred revenue relates to the initial Upfront Deposit received from Sandstorm Gold Ltd. (“Sandstorm”) in exchange for the future delivery of gold ounces at a specified contract price and to the value of Sandstorm Shares received for the guarantee of obligations under the Purchase Agreement (note 10). As deliveries of gold are made to Sandstorm, the Company recognizes a portion of the deferred revenue as operating revenue. The amount recognized is based on the proportion of gold ounces delivered to Sandstorm in the period, to 50,000 (2013 – 35,794) ounces deliverable to Sandstorm.

Asset retirement obligations

The Company recognizes a legal liability for obligations relating to the reclamation of mineral interests (exploration and evaluation assets) and property, plant, and equipment when those obligations arise from the acquisition, construction, development, or normal operation of those assets. Such asset retirement costs must be recognized at fair value, when a reliable estimate of fair value can be made, in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. Provisions are measured at the present value of the expected future expenditures required to settle the obligation, using a risk-free pre-tax discount rate reflecting the time value of money and risks specific to the liability. The liability is increased for the passage of time, and adjusted for changes to the current market-based risk-free discount rate as well as changes in the estimated amount or timing of the expected future expenditures.

Foreign currency translation

The presentation currency of the Company is the United States dollar. Prior to January 1, 2014, the Company considered the functional currency of its Canadian operations to be the Canadian dollar and the functional currency of its Mexican mining operations to be the United States dollar. The functional currency of each entity is determined after consideration of the primary economic environment of the entity. Effective January 1, 2014, the functional currency of the Company’s Canadian operations changed on a prospective basis from the Canadian dollar to the United States dollar as management determined that the currency of the primary economic environment in which the entity operates changed after SilverCrest drew down United States dollar funds from the credit facility (note 11).

Transactions denominated in foreign currencies (currencies other than the functional currency of an operation) are translated at the exchange rates on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the reporting date exchange rates.

Prior to January 1, 2014, on translation of entities with functional currencies other than the United States dollar, revenue and expense items were translated at average rates of exchange where there was a reasonable approximation of the exchange rate at the dates of the transactions. Statement of financial position items were translated at closing exchange rates at the reporting date. Exchange differences on the re-translation of the foreign currency entities at closing rates together with differences between the revenue and expenses translated at average and closing rates, were recorded in the currency translation reserve in shareholders’ equity. Effective January 1, 2014, all entities have United States dollar as their functional currencies. As a result the Company does not record exchange differences in the currency translation reserve.

Share-based compensation and payments

The Company grants stock options to buy common shares of the Company to directors, officers, employees and consultants. The cost of stock options granted is recorded based on the estimated fair-value at the grant date and charged to the consolidated statement of operations and comprehensive earnings (loss) over the vesting period. Where stock options are subject to vesting, each vesting tranche is considered a separate award with its own vesting period and grant date fair value. The fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. Compensation expense is recognized over the tranche’s vesting period by a charge to the statement of operations and comprehensive earnings (loss), with a corresponding increase to reserves based on the number of options expected to vest. Consideration paid for the shares on the exercise of stock options is credited to capital stock. When vested options are forfeited or are not exercised at the expiry date the amount previously recognized in share-based compensation is transferred to retained earnings. The number of options expected to vest is reviewed at least annually, with any impact being recognized immediately.

Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net earnings (loss) available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and that proceeds from such exercises were used to acquire common stock at the average market price during the reporting periods.

11

SILVERCREST MINES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States Dollars) YEARS ENDED DECEMBER 31, 2014 and 2013	NYSE MKT: SVLC TSX: SVL FSE: CW5

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Taxation

Income tax expense comprises current and deferred income taxes. Current and deferred income taxes are recognized in profit or loss except to the extent that they relate to items recognized directly in equity. Current income tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

The Company follows the asset and liability method of accounting for income taxes whereby deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates and laws expected to apply in the years in which temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred income tax assets and liabilities is recognized in operations in the period of substantive enactment.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is not recorded. Deferred income tax assets and liabilities are presented as non-current in the financial statements.

Financial instruments

Financial assets

Financial assets are classified into one of the following categories based on the purpose for which the asset was acquired. All transactions related to financial instruments are recorded on a trade date basis. The Company’s accounting policy for each category is as follows:

Financial assets at fair value through profit or loss (“FVTPL”)

A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. Financial assets are designated as at FVTPL if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s risk management strategy. Attributable transaction costs are recognized in profit or loss when incurred. FVTPL are measured at fair value, and changes are recognized in profit or loss.

Held-to-maturity (“HTM”)

These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company’s management has the intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest method. If there is objective evidence that the asset is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in profit or loss.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted on an active market. Such assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Available-for-sale (“AFS”)

Non-derivative financial assets not included in the above categories are classified as available-for-sale. They are carried at fair value with changes in fair value recognized directly in equity. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized in profit or loss.

The Company classified its financial assets as follows:

- Cash and cash equivalents are classified as FVTPL.

- Amounts receivable are classified as loans and receivables.

Financial liabilities

Financial liabilities are classified into one of two categories:

-	Fair value through profit or loss; and

-	Other financial liabilities.

12

SILVERCREST MINES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States Dollars) YEARS ENDED DECEMBER 31, 2014 and 2013	NYSE MKT: SVLC TSX: SVL FSE: CW5

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair value through profit or loss

This category comprises derivatives, or liabilities, acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the statement of financial position at fair value with changes in fair value recognized in profit or loss.

Other financial liabilities

This category includes accounts payable and accrued liabilities and long-term debt, all of which are recognized at amortized cost.

The Company classified its financial liabilities as follows:

- Accounts payable, accrued liabilities, and the credit facility are classified as other financial liabilities.

Own Use Exemption

Contracts that are entered into and continue to be held for the purpose of the receipt or delivery of a non-financial item in accordance with the Company’s expected purchase, sale or usage requirements fall within the exemption from IAS 32 Financial Instruments: Presentation and IAS 39 Financial Instruments: Recognition and Measurement, which is known as the ‘own use’ exemption. The Company enters into physical commodity contracts in the normal course of business and accounts for them as executory contracts. The Company’s production is expected to be sufficient to deliver all required volumes under these contracts. No revenue is recognized in the consolidated financial statements related to these contracts until such time as the associated volumes are delivered. At December 31, 2014, the Company had no open contracts.

Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the investments have been impacted.

For all financial assets, objective evidence of impairment could include:

-	significant financial difficulty of the issuer or counterparty; or

-	default or delinquency in interest or principal payments; or

-	it becoming probable that the borrower will enter bankruptcy or financial re-organization.

For certain categories of financial assets, such as receivables, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. The carrying amount of financial assets is reduced by the impairment loss directly for all financial assets with the exception of receivables, where the carrying amount is reduced through the use of an allowance account. When a receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control, and related parties may be individuals, including immediate family members of the individual, or corporate entities, including the Company’s wholly-owned subsidiaries. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

3.	CRITICAL JUDGMENTS AND ESTIMATES

The preparation of these consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenditures during the year.

These judgments and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Actual results may differ from the estimates. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. Information about such judgments and estimates is contained in the description of accounting policies (note 2) and/or other notes to the financial statements. Management has made the following critical judgments and estimates:

13

SILVERCREST MINES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States Dollars) YEARS ENDED DECEMBER 31, 2014 and 2013	NYSE MKT: SVLC TSX: SVL FSE: CW5

3.	CRITICAL JUDGMENTS AND ESTIMATES (continued)

Critical Judgments in applying Accounting Policies

The critical judgments that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimations, that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

Commencement of Commercial Production

The determination of the date on which a mine or mill enters the production stage is a significant judgment since capitalization of certain costs ceases and depletion and amortization of capitalized costs commence upon entering production. As a mine or mill is constructed and commissioned, costs incurred are capitalized and proceeds from mineral sales are offset against the capitalized costs. This continues until the mine or mill is capable of operating in the manner intended by management, which requires significant judgment in its determination. The results of operations of the Company during the years ended December 31, 2014 and 2013 presented in these consolidated financial statements have been impacted by management’s determination that commercial production was achieved for the following Santa Elena Mine assets (note 8):

-	the mill and CCD/MC processing facilities achieved commercial production on August 1, 2014; and

-	the underground mine achieved commercial production on October 1, 2014.

Economic Recoverability and Probability of Future Economic Benefit of Exploration, Evaluation and Development Costs

Management has determined that costs related to exploration drilling, evaluation studies and other development work that have been capitalized have probable future benefit and are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

Functional Currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. For fiscal 2013, the Company had determined the functional currency of its Canadian operations to be the Canadian dollar, and the functional currency of its Mexican mining operations to be the United States dollar. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment. Effective January 1, 2014, the functional currency of the Company’s Canadian operations changed on a prospective basis from the Canadian dollar to the United States dollar as management determined that the currency of the primary economic environment in which the entity operates changed after SilverCrest drew down United States dollar funds from the credit facility (note 11).

Deferred revenue

The measurement of the Company’s Purchase Agreement with Sandstorm (note 10) requires significant judgment and careful consideration of the facts and circumstances. Management determined in fiscal 2009, that the ‘own use’ exemption applied to the receipt of the initial upfront deposit and common shares so accounted for this as a commodity arrangement and recorded the deemed value as deferred revenue. In fiscal 2014, SilverCrest received an additional $10 million upfront deposit from Sandstorm as a contribution towards Santa Elena’s expansion capital costs and treated this as a reduction to the carrying value of the Santa Elena EIP asset (note 8).

Key Sources of Estimation Uncertainty

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

14

SILVERCREST MINES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States Dollars) YEARS ENDED DECEMBER 31, 2014 and 2013	NYSE MKT: SVLC TSX: SVL FSE: CW5

3.	Critical Judgments, Estimates and Assumptions (continued)

Reserves and Resources

Estimates of the quantities of probable reserves, which are used in the calculation of depletion expense and forecasting the timing of the payments related to the asset retirement obligations. Figures for reserves are determined in accordance with National Instrument 43-

101, Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators and Canadian Institute of Mining, Metallurgy and Petroleum standards. Probable reserves are the economically mineable parts of the Company’s measured and indicated mineral resources demonstrated by at least a preliminary feasibility study. The Company estimates its probable reserves based on information compiled by appropriately qualified persons. The information relating to the geological data on the size, depth and shape of an orebody requires complex geological judgments to interpret the data. The estimation of future cash flows related to probable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs, along with geological assumptions and judgments made in estimating the size and grade of the orebody. Changes in the probable reserves may impact the carrying value of property, plant and equipment, asset retirement obligations, recognition of deferred tax amounts and depletion expense. Mining assets are depreciated on a UOP basis over the probable reserves to which they relate; resources are not included in probable reserves or the calculation of depletion. The quantities of probable reserves used in the depletion calculations are based on the probable reserves disclosed in the NI 43-101 Technical Report titled “Santa Elena Expansion Pre-Feasibility Study and Open Pit Reserve Update” (“Technical Report”) filed July 25, 2013, on SEDAR at www.sedar.com.

Impairment of Non-Current Assets

The Company considers both external and internal sources of information at the end of each quarter in assessing whether there are any indications that its capital projects are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operations that are not within its control and affect the recoverable amount of non-current assets. Internal sources of information the Company considers include the manner in which mineral properties and property, plant and equipment are being used or expected to be used and indications of economic performance of the asset.

Calculating the estimated fair values of cash generating units for non-current asset impairment tests requires management to make estimates and assumptions with respect to metal selling prices, future capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, production cost estimates, discount rates and exchange rates. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future non-expansionary capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, and/or adverse current economics can result in a write-down of the carrying amounts of the Company’s non-current assets (note 8, 9).

Depreciation and depletion

The Company’s PPE and mining assets are depreciated and depleted over the estimated asset lives and probable ore reserves. Should the asset life, ore reserves, depletion and depreciation rates differ from the initial estimate, the change in estimate would be made prospectively in the consolidated statements of operations and comprehensive earnings (loss).

Inventories and cost of sales

Silver and gold in process, leach pad ore and unprocessed ore in stockpiles are valued at the lower of average cost and net realizable value. Net realizable value is calculated at the estimated price at the time of sale based on prevailing and future metal prices less estimated future production costs to covert the inventories into saleable form and associated selling costs. The determination of future sales price, production and selling costs requires significant assumptions that may impact the stated value of our inventories. Changes in these estimates can result in a change in cost of sales of future periods and carrying amounts of inventories.

Income Taxes

Management is required to make estimations regarding the tax basis of assets and liabilities and related deferred income tax assets and liabilities, the measurement of income tax expense and indirect taxes. A number of these estimates require management to make estimates of future taxable profit, and if actual results are significantly different than our estimates, the ability to realize the deferred tax assets recorded on our consolidated statements of financial position could be impacted. The Company is subject to assessments by tax authorities who may interpret the tax law differently. These factors may affect the final amount or the timing of tax payments.

Share-based payments

SilverCrest uses the Black-Scholes Option Pricing Model for valuation of share-based payments. Option pricing models require the input of the subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings (loss) and equity reserves.

Provisions for Asset Retirement Obligations

The Company’s provision for asset retirement obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability. Management assesses these provisions on an annual basis or when new information becomes available. This assessment includes the estimation of the future rehabilitation costs, the timing of these expenditures, inflation, and the impact of changes in discount rates, interest rates and foreign exchange rates. The actual future expenditures may differ from the amounts currently provided if the estimates made are significantly different than actual results or if there are significant changes in environmental and/or regulatory requirements in the future.

15

SILVERCREST MINES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States Dollars) YEARS ENDED DECEMBER 31, 2014 and 2013	NYSE MKT: SVLC TSX: SVL FSE: CW5

4.	CHANGES IN ACCOUNTING POLICIES

Accounting Policies Adopted Effective January 1, 2014

The Company has adopted the following new standards, along with any consequential amendments, effective January 1, 2014. These changes were made in accordance with the applicable transitional provisions.

IFRS 8 – Operating Segments:

Amended to require disclosure of the judgments made by management in aggregating operating segments, including a description of the segments which have been aggregated and the economic indicators which have been assessed in determining that the aggregated segments share similar economic characteristics. IFRS 8 was early adopted effective January 1, 2014 and had no significant impact on the Company’s consolidated financial statements. Refer to note 23 for disclosure of the Company’s operating segments.

IAS 32 – Financial Instruments: Presentation (“IAS 32”)

The IASB amended IAS 32, “Financial Instruments: Presentation” to clarify certain aspects because of diversity in application of the requirements on offsetting, focused on four main areas:

•	the meaning of ‘currently has a legally enforceable right of set-off’;

•	the application of simultaneous realization and settlement;

•	the offsetting of collateral amounts; and

•	the unit of account for applying the offsetting requirements.

IAS 32 was adopted effective January 1, 2014 and had no significant impact on the Company’s consolidated financial statements.

IAS 36 – Impairment of Assets (“IAS 36”)

The amendments to IAS 36 restrict the requirement to disclose the recoverable amount of an asset or CGU to periods in which an impairment loss has been recognized or reversed. The amendments also expand and clarify the disclosure requirements applicable when an asset or CGU’s recoverable amount has been determined on the basis of fair value less cost of disposal. IAS 36 was adopted effective January 1, 2014 and had no significant impact on the Company’s consolidated financial statements.

IFRIC 21 – Levies (“IFRIC 21”)

An interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. IFRIC 21 was adopted effective January 1,

2014 and had no significant impact on the Company’s consolidated financial statements.

Future Changes in Accounting Policies Not Yet Effective

IFRS 9 – Financial Instruments (“IFRS 9”)

In July 2014, the IASB issued the final version of IFRS 9 which replaces IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flow of the financial asset. Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument.

IFRS 9 amends some of the requirements of IFRS 7 Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in other comprehensive income, and guidance on financial liabilities and derecognition of financial instruments. The amended standard is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted.

IFRS 15 – Revenue from Contracts with Customers (“IFRS 15”)

In May 2014, IASB issued IFRS 15 to replace IAS 18 – Revenue, which establishes a new single five-step control-based revenue recognition model for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. IFRS 15 is effective for annual periods beginning on or after January 1, 2017, with early adoption permitted.

IAS 16 – Property, Plant and Equipment (“IAS 16”) and IAS 38 – Intangibles (“IAS 38”)

IAS 16 and IAS 38 were issued in May 2014 and prohibit the use of revenue-based depreciation methods for property, plant and equipment and limit the use of revenue-based amortization for intangible assets. These amendments are effective for annual periods beginning on or after January 1, 2016 and are to be applied prospectively.

The Company has not yet completed the process of assessing the impact that IFRS 9, IFRS 15, IAS 16 and IAS 38 will have on its consolidated financial statements, or whether to early adopt these new requirements.

16

SILVERCREST MINES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States Dollars) YEARS ENDED DECEMBER 31, 2014 and 2013	NYSE MKT: SVLC TSX: SVL FSE: CW5

5.	MANAGEMENT OF CAPITAL

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern in order to support normal operating requirements at the Santa Elena Mine, continue the exploration and evaluation of its mineral properties and support any expansionary plans. The capital of the Company consists of items included in shareholders’ equity and the credit facility.

The Company manages and adjusts its capital structure when changes to the risk characteristics of the underlying assets or changes in economic conditions occur. To maintain or adjust the capital structure, the Company may attempt to issue new equity, dispose of certain assets or obtain new credit terms.

In order to facilitate the management of its capital requirements, the Company prepares semi-annual expenditure budgets which are revised periodically based on the results of its operations at the Santa Elena Mine, exploration programs, availability of financing and industry conditions. The semi-annual and updated budgets are approved by the Board of Directors. There are no external restrictions on management of capital except for the debt covenants with respect to the credit facility, as disclosed in note 11.

The Company’s investment policy is to invest any excess cash in liquid short-term interest-bearing instruments. When utilized, these instruments are selected with regard to the expected timing of expenditures from continuing operations. The Company expects to have sufficient capital resources to meet its planned operational expenses, capital expenditures, administrative overhead expenses and exploration plans for 2015. Actual funding requirements may vary from those planned due to a number of factors, including the progress of operations at the Santa Elena Mine and other exploration and development activities. The Company believes it will be able to raise capital as required in the long term, but recognizes there will be risks involved that may be beyond its control.

6.	TAXES RECEIVABLE

	2014	2013
Value added taxes receivable	$3,603,901	$6,415,814
Income taxes receivable	4,683,697	-
	$8,287,598	$6,415,814

Value added taxes receivable (“VAT”) are taxes paid in Mexico, and are due to be refunded or deducted from income taxes payable. The Company is advised that delayed VAT refunds are currently pervasive in Mexico. The Company is working with its advisors and the authorities to expedite VAT refunds. The Company believes the balance is fully recoverable and has not provided an allowance.

Income taxes receivable (“ITR”) relates to monthly income tax payments paid in Mexico in 2014. The Company has estimated there is no outstanding income taxes payable for fiscal 2014. The ITR balance will applied against 2015 tax installments.

7.	INVENTORIES

	2014	2013
Supplies	$2,487,764	$1,000,164
Finished goods - dore bars	1,357,630	2,183,398
Unprocessed ore in stockpile	207,742	-
Silver and gold in process	-	9,712,803
Leach pad ore	7,374,476	-
	11,427,612	12,896,365
Less non-current portion	(6,261,185)	-
	$5,166,427	$12,896,365

The heap leaching process was wound down during Q2 2014. As a result management reclassified $8,182,373 at June 30, 2014, from silver and gold in process to leach pad ore inventory. The leach pad ore inventory is measured based on the lower of average cost per ounce of silver and gold and net realizable value and will be expensed as leach pad ore tonnes are processed through the mill. The Company recognizes a portion of the leach pad ore inventory in cost of sales based on the number of leach pad ore tonnes processed in the period, to the total tonnes remaining on the leach pad. For the year ended December 31, 2014, the Company recognized $807,898 (2013 - $Nil), in cost of sales related to leach pad ore tonnes processed through the mill (note 15).

For the year ended December 31, 2014, inventories of $23,596,973 (2013 - $19,895,374) were expensed as direct production costs in cost of sales, and $5,868,396 (2013 - $2,103,931) of inventories were expensed as depreciation in depletion, depreciation and amortization on the consolidated statement of operations and comprehensive earnings (loss). The Company recorded a write-down of $148,076 (2013 - $19,793) against supplies inventories which is included in cost of sales on the consolidated statement of operations and comprehensive earnings (loss).

17

SILVERCREST MINES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States Dollars) YEARS ENDED DECEMBER 31, 2014 and 2013	NYSE MKT: SVLC TSX: SVL FSE: CW5

8.	PROPERTY, PLANT AND EQUIPMENT

	Santa Elena Mine		Santa Elena Mine	Corporate	Total
	Equipment	Mining Assets	EIP	Office
Cost
Balance at December 31, 2012	$20,644,467	$15,390,006	$18,479,457	$108,817	$54,622,747
Additions	788,093	-	55,667,599	12,925	56,468,617
Sales of silver and gold [1]	-	-	(748,654)	-	(748,654)
Direct production costs capitalized [1]	-	-	168,995	-	168,995
Disposals	(36,760)	(1,590)	-	-	(38,350)
Balance at December 31, 2013	21,395,800	15,388,416	73,567,397	121,742	110,473,355
Additions	677,781	-	39,648,751	11,436	40,337,968
Change in asset retirement obligations	-	(364,823)	-	-	(364,823)
Sales of silver and gold [1]	-	-	(8,520,350)	-	(8,520,350)
Direct production costs capitalized [1]	-	-	1,477,358	-	1,477,358
Sandstorm contribution [2]	-	-	(10,000,000)	-	(10,000,000)
Santa Elena Mine EIP reclass (mill) [1]	66,716,751	-	(66,716,751)	-	-
Santa Elena Mine EIP reclass (underground) [1]	3,337,403	26,119,002	(29,456,405)	-	-
Impairment charges [3]	(3,412,681)	-	-	-	(3,412,681)
Balance at December 31, 2014	$88,715,054	$41,142,595	$-	$133,178	$129,990,827

Accumulated depreciation and depletion
Balance at December 31, 2012	$5,421,253	$5,668,218	$-	$87,323	$11,176,794
Charge for the year	2,158,448	4,020,689	-	9,912	6,189,049
Disposals	(35,058)	-	-	-	(35,058)
Balance at December 31, 2013	7,544,643	9,688,907	-	97,235	17,330,785
Charge for the year	5,530,164	2,287,392	-	11,698	7,829,254
Impairment charges [3]	(1,501,483)	-	-	-	(1,501,483)
Balance at December 31, 2014	$11,573,324	$11,976,299	$-	$108,933	$23,658,556

Carrying amounts
At December 31, 2013	$13,851,157	$5,699,509	$73,567,397	$24,507	$93,142,570

At December 31, 2014	$77,141,730	$29,166,296	$-	$24,245	$106,332,271

(1) Prior to completing the commissioning of Santa Elena’s Expansion in Progress (“EIP”), the Company capitalized proceeds from sales of silver and gold ounces and related expenses attributed to the underground mine, mill and CCD/MC processing facilities. For the year ended December 31, 2014, the Company capitalized sales proceeds of $3,571,688 (2013 - $748,654) related to pre-commercial production from Santa Elena’s underground mine and $4,948,662 (2013 - $Nil) from production during the commissioning period from Santa Elena’s new mill and processing facilities.

Mill and CCD/MC Processing Facilities Commissioning:

In determining commissioning completion of the mill and CCD/MC processing facilities, management considered the following criteria;

•	Achieving greater than 80% of nameplate capacity (3,000 tonne-per-day) over a reasonable period of continuous production.

•	Achieving average startup recovery rates of 82% gold and 65% silver.
•	Dore production from the new mill exceeding budget estimates.

•	All major components of the mill and facilities completed and operating to the satisfaction of management and independent commissioning team.

•	Completion of budgeted capital expenditures.

•	Achieving positive operating cash flows from expanded operations including milling but excluding underground operations.

All of the commissioning criteria were met to the satisfaction of management on August 1, 2014, and the Company reclassified the carrying value of $66,716,751 related to the mill and processing facilities from Santa Elena Mine EIP to Santa Elena Mine Equipment, stopped capitalizing sales of silver and gold ounces and related expenses to the carrying value of the asset, and started to record depreciation in the consolidated statements of operations and comprehensive earnings (loss).

18

SILVERCREST MINES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States Dollars) YEARS ENDED DECEMBER 31, 2014 and 2013	NYSE MKT: SVLC TSX: SVL FSE: CW5

8.	PROPERTY, PLANT AND EQUIPMENT (continued)

Santa Elena Underground Mine Commissioning:

In determining commissioning completion of the underground mine, management considered the following criteria;

•	Substantially all major capital expenditures have been completed to bring the underground mine to the condition necessary for it to be capable of operating in the manner intended by management.

•	Commencement of stope production, with the ability to continue to produce underground ore at a steady or increasing level.

•	Completion of budgeted capital expenditures.
•	All necessary operating personnel and production equipment were on site and capable of operating in the manner intended by management.

All of the commissioning criteria were met to the satisfaction of management on October 1, 2014, and the Company reclassified the carrying value of $ 26,119,002 related to the development of the underground mine and $3,337,403 related to underground equipment from Santa Elena Mine EIP to Santa Elena Mining Assets and Santa Elena Equipment, respectively. As of October 1, 2014, the Company also stopped capitalizing sales of silver and gold ounces and related direct production expenses to the carrying value of the underground asset, and started to record depletion and depreciation in the consolidated statements of operations and comprehensive earnings (loss).

(2) In March 2014, in accordance with the terms of the Purchase Agreement (note 10), Sandstorm made an additional $10 million upfront deposit for their share of Santa Elena’s expansion capital costs related to the underground development. The additional $10 million upfront deposit was recorded as a reduction to the carrying value of the Santa Elena EIP asset.

(3) At December 31, 2014, the Company recorded an impairment charge of $1,911,198 (2013 - $Nil) against crushing equipment that was no longer in use at Santa Elena. This equipment had originally cost $3,412,681 with accumulated depreciation of $1,501,483.

Impairment of non-current assets

As at December 31, 2014, the Company determined there were indicators of potential impairment of the Santa Elena Equipment and Mining Assets. The primary indicator was metal price volatility, with silver and gold experiencing significant declines throughout fiscal 2014 and 2013.

In 2013, management had assessed the decline in commodity prices as short term fluctuations and did not identify other indicators of impairment for Santa Elena. As a result, an impairment test was not required for the year ended December 31, 2013.

As at December 31, 2014, SilverCrest determined that the estimated recoverable value of Santa Elena’s assets is above its carrying value. As a result, no impairment charge is required.

In the impairment assessment, the recoverable amount was determined to be the fair value less cost to dispose (“FVLCTD”), which is based upon the estimated future after-tax cash flows. The internal life-of-mine after-tax cash flows incorporates management’s best estimates of metal prices, production based on current internally estimated recoverable mineral reserves, future operating costs, future capital expenditures, inflation, and foreign exchange rates. Metal prices included in the cash flow projection were based on market consensus forecasts. Projected cash flows are discounted using an estimated weighted average cost of capital of a market participant adjusted for asset specific risks.

Key assumptions used for the FVLCTD calculation for fiscal 2014 are as follows:

2014 Key Assumptions

Gold price ($/oz)	$1,287 (average life of mine)

Silver price ($/oz)	$20 (average life of mine)

Discount rate	7%

Foreign exchange Mexican Peso to United States dollar	14.50

The Company has validated the results of the FVLCTD calculation by performing sensitivity tests on its key assumptions. Holding all other variables constant, the changes in recoverable amount created by marginal changes in each of the key assumptions are as follows:

Key Assumptions	Change in Assumption	Change in Recoverable Amount

Gold and Silver Prices	1%	$2.8 million

Discount rate	1% point	$3.1 million

Foreign exchange Mexican Peso to United States dollar	1%	$0.9 million

19

SILVERCREST MINES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States Dollars) YEARS ENDED DECEMBER 31, 2014 and 2013	NYSE MKT: SVLC TSX: SVL FSE: CW5

9.	EXPLORATION AND EVALUATION ASSETS

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing except as otherwise disclosed. However, this should not be considered as a guarantee of title. The mineral properties may be subject to prior claims or agreements, or transfers, and rights of ownership may be affected by undetected defects.

2014					2014
	Ermitaño	La Joya	Cruz de Mayo	Other	Total
Balance at December 31, 2013	$-	$12,568,905	$2,981,200	$125,193	$15,675,298
Additions
Acquisition and option payments	$75,000	$587,500	$30,000	$200,000	$892,500
Deferred exploration costs	1,495,414	1,337,952	13,968	201,433	3,048,767
Change in asset retirement obligations	-	-	(150,000)	-	(150,000)
Impairment charges	-	-	(2,875,168)	(170,052)	(3,045,220)
Subtotal, 2014 additions	1,570,414	1,925,452	(2,981,200)	231,381	746,047

Balance at December 31, 2014	$1,570,414	$14,494,357	$-	$356,574	$16,421,345

2013					2013
	Ermitaño	La Joya	Cruz de Mayo	Other	Total
Balance at December 31, 2012	$-	$8,186,679	$2,872,383	$-	$11,059,062
Additions
Acquisition and option payments	$-	$2,670,000	$50,000	$100,000	$2,820,000
Deferred exploration costs	-	1,712,226	58,817	25,193	1,796,236
Subtotal, 2013 additions	-	4,382,226	108,817	125,193	4,616,236

Balance at December 31, 2013	$-	$12,568,905	$2,981,200	$125,193	$15,675,298

Ermitaño Property, Sonora, Mexico

In January 2014, SilverCrest signed an option agreement with Evrim Resources Corp. (“Evrim”) whereby the Company can acquire a 100% interest in Evrim’s Ermitaño Property in the State of Sonora, Mexico. The Ermitaño Property consists of two concessions (I and II) contiguous to the Santa Elena Mine. SilverCrest can earn a 100% interest in the Ermitaño Property by paying $75,000 upon signing (paid) and $50,000 each anniversary thereafter, completing a minimum of $500,000 in exploration expenditures in the first year (completed), and delivering a Production Notice within five years specifying mine and construction plans with accompanying permits. Upon delivery of the Production Notice, the annual payments will cease and Evrim will retain a 2% Net Smelter Royalty (“NSR”) on revenues from production of minerals.

La Joya Project, Durango, Mexico

The La Joya Project, located southeast of Durango City, Durango State, Mexico is comprised of fifteen mineral concessions. Nine of the 15 mineral concessions are known as the La Joya West concessions, which the Company acquired on May 24, 2013, pursuant to the Company’s full exercise of an option granted in 2010 by the original vendors of the concessions. Three of the 15 mineral concessions are known as the La Joya East concessions, for which the Company still maintains an option to purchase from the original owners. The remaining three contiguous mineral concessions were acquired directly by the Company’s wholly-owned subsidiary, SilverCrest de Mexico S.A. de C.V.

Prior to 2013, the Company held an option to acquire a 100% interest in the La Joya West concessions, which option was exercised in full on May 24, 2013 by making staged payments totaling $2,680,000 over a three year period commencing June 2010. The final payment of $2,500,000 was settled on May 24, 2013, by a combination of cash payment ($1,250,000) and the issuance of a total of 615,776 common shares of the Company at a value of $1,250,000. In March 2014, the Company released the final payment on the La Joya West concessions upon verification of title registration in Mexico. There is a 2% NSR on revenues from production of minerals.

On November 25, 2010, the Company entered into an option agreement to acquire a 100% interest in the three La Joya East concessions. Under the terms of the original option agreement, the Company may exercise its option to acquire the La Joya East concessions by making staged payments totaling $1,500,000 over a three year period commencing January 2011 (of which $912,500 has been paid). On November 6, 2013, the Company amended the La Joya East option agreement so that the final payment of $1,175,000 may be paid in two equal cash payments in the amount of $587,500 each, with the first payment due May 6, 2014 (paid) and the second and final payment due May 6, 2015. There is a 2% NSR on revenues from production of minerals. Of the total option payments, $750,000 shall be deemed to be advanced royalty payments made on account of the NSR.

20

SILVERCREST MINES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States Dollars) YEARS ENDED DECEMBER 31, 2014 and 2013	NYSE MKT: SVLC TSX: SVL FSE: CW5

9.	EXPLORATION AND EVALUATION ASSETS (continued)

Cruz de Mayo Project, Sonora, Mexico

The Company purchased a 100% interest in certain mineral concessions, located in Sonora State, Mexico, in 2004, and on November 19, 2010, finalized an assignment agreement to acquire a 100% interest in the El Guereguito concession in the same state. The Company has the right to acquire the 100% interest in the El Guereguito concession by making staged option payments totaling $1,000,000. From November 2010 to November 2014, the Company has made staged option payments totalling $195,000. The Company has the right to make early payment with no additional consideration. There is a 2.5% NSR on revenues from production of minerals which ceases on cumulative payments of $1,000,000.

For the year ended December 31, 2014, an impairment charge of $2,875,168 was recognized in respect of the Cruz de Mayo Project, representing all expenditures and acquisition costs incurred to date. The Company is currently focusing its efforts on properties other than Cruz de Mayo and does not anticipate incurring significant exploration and evaluation expenditures on this project. The Company intends to maintain the Cruz de Mayo Project on a care and maintenance. All future expenditures will be reflected directly in the consolidated statements of operations and comprehensive earnings (loss).

10.	DEFERRED REVENUE

On May 14, 2009, the Company entered into a purchase agreement with Sandstorm (“Purchase Agreement”) under which the Company’s wholly-owned Mexican subsidiary, Nusantara de Mexico S.A. de C.V., agreed to sell 20% of future gold production from the Santa Elena Project to Sandstorm in exchange for an Upfront Deposit of $12,000,000 and 3,500,000 common shares of Sandstorm. The Purchase Agreement also provided for ongoing per-ounce payments by Sandstorm equal to the lesser of $350 and the prevailing spot gold market price upon delivery of gold until a total of 50,000 ounces of gold have been delivered. The per ounce price of $350 was subject to an increase of 1% per annum commencing April 1, 2014.

Under the terms of the Purchase Agreement, the Company could have been required to return a portion of the Upfront Deposit if certain production levels were not achieved. Therefore, the Upfront Deposit and fair value of the shares were treated as deferred revenue. As deliveries of gold are made to Sandstorm, the Company recognizes a portion of the deferred revenue as operating revenue. The amount recognized for fiscal 2014, is based on the proportion of gold ounces delivered to Sandstorm in the period, to 50,000 (2013 – 35,794) ounces of gold deliverable to Sandstorm.

In February 2014, the Company received notice of Sandstorm’s election to participate in the Underground Mine Option. In accordance with the terms of the exercise of the option, Sandstorm paid an additional upfront deposit of $10 million to the Company, and will continue to make ongoing per ounce payments of $350 until 50,000 ounces of gold have been delivered to Sandstorm, inclusive of ounces already delivered from open-pit production, at which time the payments will increase to $450 per ounce of gold. The Company recorded the additional $10 million deposit as a reduction to the carrying value of the Santa Elena EIP asset (note 8) as there are no requirements to return any portion of the deposit to Sandstorm.

As a condition of the Purchase Agreement the Company granted Sandstorm a charge on the assets of the Company that is subordinate to any existing and future bank debt.

During the year ended December 31, 2014, the Company recorded revenue of $2,634,526 (2013 – $4,362,982) from the delivery of 4,697 gold ounces (2013 – 6,015) to Sandstorm, which consisted of $1,655,399 (2013 – $2,105,419) in cash and $979,127 (2013 – $2,257,563) from amortization of deferred revenue. During the year ended December 31, 2014, the Company recorded $459,948 (2013 – $59,315) to the Santa Elena Mine EIP related to the delivery of 819 gold ounces (2013 – 82 gold ounces) to Sandstorm, which consisted of $289,183 (2013 – $28,635) in cash and $170,764 (2013 – $30,680) from amortization of deferred revenue

Details of changes in the balance are as follows:

	Upfront Deposit	Sandstorm	Total Deferred
		Shares	Revenue
As at December 31, 2012	$7,995,181	$954,844	$8,950,025
Delivery of gold	(2,044,119)	(244,124)	(2,288,243)
As at December 31, 2013	5,951,062	710,720	6,661,782
Less current portion	(2,346,749)	(280,266)	(2,627,015)
Deferred revenue	$3,604,313	$430,454	$4,034,767

As at December 31, 2013	$5,951,062	$710,720	$6,661,782
Delivery of gold	(1,027,214)	(122,677)	(1,149,891)
As at December 31, 2014	4,923,848	588,043	5,511,891
Less current portion	(1,580,449)	(188,749)	(1,769,198)
Deferred revenue	$3,343,399	$399,294	$3,742,693

21

SILVERCREST MINES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States Dollars) YEARS ENDED DECEMBER 31, 2014 and 2013	NYSE MKT: SVLC TSX: SVL FSE: CW5

11.	CREDIT FACILITY

On July 11, 2013, SilverCrest entered into a three year $40 million secured corporate credit facility (the “Facility”) with the Bank of Nova

Scotia (“Scotiabank”). The Facility is principally secured by a pledge of the Company’s equity interests in its material subsidiaries, including Nusantara de Mexico S.A. de C.V., and SilverCrest de Mexico S.A. de C.V., and their assets. SilverCrest drew down $15 million from the Facility in February, 2014 to fund Santa Elena expansion expenditures.

On July 11, 2014, the available credit limit of the Facility reduced by $10 million to $30 million leaving $15 million available for drawdown. The credit limit will reduce by a further $10 million on July 11, 2015, and then mature on July 11, 2016, subject to a one year extension of these dates by mutual agreement.

Depending on the Company’s total indebtedness to EBITDA ratio, the interest rate margin on the Facility will, at the Company’s election, range from 3.00% to 4.25% over LIBOR, or 2.00% to 3.25% over Scotiabank’s Base Rate in Canada. The Facility is subject to standby fees and interest is currently payable at the rate of 3.23% per annum.

The availability of the Facility is subject to various qualitative and quantitative covenants, including a current ratio, a debt to EBITDA leverage ratio, interest service coverage ratio and a tangible net worth calculation. As at December 31, 2014, the Company is in compliance with all such covenants. During the year ended December 31, 2014, the Company incurred $421,081 (2013 - $Nil) in interest expense under the Facility, of which $214,660 (2013 - $Nil) was capitalized to Santa Elena Mine EIP and $206,421 (2013 - $Nil) was included in “Finance costs” in the consolidated statements of operations and comprehensive earnings (loss). During the year ended December 31, 2014, standby fees on the Facility amounted to $166,899 (2013 - $108,062) which is included in Finance costs.

In fiscal 2013, the Company deferred $514,758 of incremental costs associated with the set-up of the Facility. These costs are being amortized over the three year term of the Facility. During the year ended December 31, 2014, the Company amortized $171,586 (2013 - $81,327), which is included in Finance costs. As at December 31, 2014, the unamortized portion, amounting to $261,845 (2013 - $433,431), is included in “Deferred finance costs” on the consolidated statement of financial position.

12.	ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations relate to the operation of the Santa Elena Mine and La Joya Project.

Details are as follows:

	2014	2013
Balance, beginning of year	$4,238,270	$4,015,862
Change in obligations	(52,235)	995,545
Accretion expense	303,062	224,000
Change in estimates	(462,590)	(997,137)
Balance, end of year	$4,026,507	$4,238,270

The present value of asset retirement obligations is currently estimated at $4,026,507 (2013 – $4,238,270), reflecting anticipated cash flows to be incurred over approximately the next 7 years. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, and other costs.

The total provision for asset retirement obligations at December 31, 2014 is $4,026,507 (2013 – $4,238,270) and has been calculated using an effective discount rate of 10% (2013 – 8.0%). The undiscounted value of these obligations is $5,579,309 (2013 – $5,585,309), calculated using a long-term inflation rate assumption of 4.1% (2013 – 4.0%).

In view of uncertainties concerning asset retirement obligations, the ultimate costs could be materially different from the amounts estimated. The estimate of future asset retirement obligations is subject to change based on amendments to applicable laws and legislation. Future changes in asset retirement obligations, if any, could have a significant impact.

13.	CAPITAL STOCK AND SHARE BASED PAYMENTS RESERVE

Authorized Shares

The Company’s authorized capital stock consists of an unlimited number of common shares and an unlimited number of preferred shares without par value. At December 31, 2014, the Company had 118,753,205 (2013 – 108,918,205) common shares outstanding and no preferred shares outstanding.

On March 13, 2014, the Company completed a prospectus offering for total gross proceeds of CAD$23.0 million ($20.8 million). The Company issued a total of 8,855,000 common shares at a price of CAD$2.60 per share.

For the year ended December 31, 2014, the Company issued 980,000 (2013 – 1,900,000) common shares between CAD$0.45 and CAD$1.60 (2013 – CAD$0.80 and CAD$1.60), for gross proceeds of $512,357 (2013 – $2,178,631), related to the exercise of stock options. Accordingly, $255,319 (2013 – $1,015,160) was transferred from share-based payments reserve to capital stock.

22

SILVERCREST MINES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States Dollars) YEARS ENDED DECEMBER 31, 2014 and 2013	NYSE MKT: SVLC TSX: SVL FSE: CW5

13.	CAPITAL STOCK AND SHARE BASED PAYMENTS RESERVE (continued)

For the year ended December 31, 2013, 510,300 warrants were exercised at CAD$1.60 for gross proceeds of $805,469. Accordingly $182,143 was transferred from share-based payments reserve to capital stock. As at December 31, 2014, and 2013, the Company had no outstanding warrants.

Stock options

The Company has a rolling stock option plan under which it is authorized to grant stock options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option equals the market price of the Company's stock as calculated on the date of the grant. The options can be granted for a maximum term of 10 years, and certain options to employees and consultants vest over periods of time, determined by the board of directors. Options granted to investor relations consultants shall vest over a period of at least 1 year. The Company has not granted options for periods exceeding 5 years.

Stock option transactions and the number of stock options outstanding and exercisable are summarized as follows:

	Number of Options	Weighted Average Exercise Price - CAD$
As at December 31, 2012	7,800,000	$1.53
Issued	3,085,000	$1.78
Exercised	(1,900,000)	$1.15
As at December 31, 2013	8,985,000	$1.69
Issued	3,050,000	$1.58
Exercised	(980,000)	$0.58
Forfeited	(310,000)	$2.07
As at December 31, 2014	10,745,000	$1.75

		Options Outstanding			Options Exercisable
Exercise Price	Expiry Date	Number of			Number of
CAD$		Shares Issuable	Weighted Average	Weighted Average	Shares Issuable	Weighted Average
		on Exercise	Remaining Life	Exercise Price -	on Exercise	Exercise Price -
			(Years)	CAD$		CAD$
$1.05	September 10, 2015	950,000	0.69	1.05	950,000	$1.05
$1.60	November 7, 2015	240,000	0.85	1.60	240,000	$1.60
$1.94	February 15, 2016	175,000	1.13	1.94	175,000	$1.94
$1.17	June 17, 2016	200,000	1.46	1.17	200,000	$1.17
$1.65	August 2, 2016	1,450,000	1.59	1.65	1,450,000	$1.65
$1.60	November 7, 2016	45,000	1.85	1.60	45,000	$1.60
$2.60	December 5, 2017	1,620,000	2.93	2.60	1,620,000	$2.60
$2.60	January 31, 2018	350,000	3.09	2.60	350,000	$2.60
$1.68	December 13, 2018	2,665,000	3.95	1.68	1,998,750	$1.68
$2.00	January 15, 2019	100,000	4.04	2.00	50,000	$2.00
$1.95	June 11, 2019	150,000	4.45	1.95	75,000	$1.95
$1.55	December 10, 2019	2,800,000	4.95	1.55	700,000	$1.55
		10,745,000	3.26	1.75	7,853,750	$1.81

Share-based compensation

During the year ended December 31, 2014, the Company granted 3,050,000 (2013 – 3,085,000) incentive stock options with a weighted average fair value per option granted of CAD$0.71 (2013 – CAD$0.83) for a total fair value of $1,964,122 (2013 – $2,490,613).

The following weighted average assumptions were used for the Black-Scholes valuation of stock options.

	2014	2013
Risk-free interest rate	1.32%	1.65%
Expected dividend yield	-	-
Expected stock price volatility	54.61%	56.01%
Expected forfeiture rate	1.2%	1.3%
Expected option lives	4.57 years	4.57 years

23

SILVERCREST MINES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States Dollars) YEARS ENDED DECEMBER 31, 2014 and 2013	NYSE MKT: SVLC TSX: SVL FSE: CW5

13.	CAPITAL STOCK AND SHARE BASED PAYMENTS RESERVE (continued)

The risk-free rate of return is the yield on a zero-coupon Canadian Treasury Bill with a remaining term equal to the stock options’ expected life. The expected stock price volatility is based on the historical and implied volatility of SilverCrest’s Canadian dollar common share price. The expected average option term is the average expected period to exercise, based on historical activity patterns.

The total share-based compensation recognized during year ended December 31, 2014, under the fair value method, was $2,262,705 (2013 – $2,507,893). Included in share-based compensation is $77,579 relating to the fair value calculated on 240,000 incentive stock options priced at CAD $1.60, that were granted a one year extension and will now expire on November 7, 2015

For the year ended December 31, 2014, 310,000 (2013 – Nil) incentive stock options priced between CAD $1.60 and CAD$2.60 were forfeited. As a result, $192,855 (2013 – Nil) was reclassified from share-based payments reserve to retained earnings.

14.	REVENUES

	2014	2013
Gold revenue - spot prices	$29,084,165	$33,957,730
Gold revenue - Sandstorm (1)	3,094,474	4,422,297
Silver revenue	21,474,310	17,262,278
	53,652,949	55,642,305
Capitalized to Santa Elena Mine EIP(2)	(8,520,350)	(748,654)
	$45,132,599	$54,893,651

(1) The Company recorded $3,094,474 (2013 – $4,422,297) from the delivery of 5,516 (2013 – 6,097) gold ounces to Sandstorm, which consisted of $1,944,583 (2013 – $2,134,054) in cash and $1,149,891 (2013 – $2,288,243) from amortization of deferred revenue (note 10).

(2) Prior to completing the commissioning of Santa Elena’s EIP, the Company capitalized proceeds from sales of silver and gold ounces and related direct production expenses attributed to the underground mine, mill and processing facilities (note 8).

15.	COST OF SALES

	2014	2013
Mining	$3,618,380	$9,624,359
Crushing and processing	13,185,911	6,541,678
General and administrative	5,088,765	3,982,196
Refining and transport	530,916	487,781
Direct production costs	22,423,972	20,636,014
Amortization of leach pad ore inventory (1)	807,898	-
Environmental mining duty (2)	275,171	-
Capitalized to Santa Elena Mine EIP (3)	(1,477,358)	(168,995)
Inventory adjustment	1,567,290	(571,645)
Cost of sales	$23,596,973	$19,895,374

(1)	Effective July 1, 2014, the Company recognizes a portion of the leach pad ore inventory in cost of sales based on the number of leach pad ore tonnes processed through the mill in the period, to the total tonnes remaining on the leach pad (note 7).

(2)	Effective January 1, 2014, the new Mexican Environmental Mining Duty, based on 0.5% of gross revenues, is included as part of cost of sales.

(3)	Prior to completing the commissioning of Santa Elena’s EIP, the Company capitalized proceeds from sales of silver and gold ounces and related direct production expenses attributed to the underground mine, mill and processing facilities (note 8).

24

SILVERCREST MINES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States Dollars) YEARS ENDED DECEMBER 31, 2014 and 2013	NYSE MKT: SVLC TSX: SVL FSE: CW5

16.	GENERAL AND ADMINISTRATIVE

	2014	2013
Remuneration (note 19)	$2,319,854	$3,009,469
Professional fees (note 19)	626,060	667,074
General exploration	51,939	113,470
Regulatory	319,314	220,281
Shareholder and investor relations	283,538	468,551
Trade shows and travel	686,760	835,386
Other corporate expenses	582,934	530,975
Witholding taxes on interest on intercompany loans	554,192	283,823
Mexico corporate expenses	1,079,456	822,863
	$6,504,047	$6,951,892

17.	OTHER INCOME

Other income of $539,714 (2013 - $Nil) relates to net proceeds received from an insurance claim.

18.	EARNINGS (LOSS) PER COMMON SHARE

The following table sets forth the computation of basic and diluted earnings (loss) per share:

	2014	2013
Numerator
Net earnings (loss) for the year	$(1,515,975)	$8,479,263

Denominator
For basic - weighted average number of common shares outstanding	116,911,616	108,272,675
Effect of dilutive stock options (1)	-	2,014,158
For diluted - adjusted weighted average number of common shares outstanding	116,911,616	110,286,833

Earnings (loss) per common share
Basic	$(0.01)	$0.08
Diluted	$(0.01)	$0.08

(1) Diluted weighted average number of shares for the year ended December 31, 2014, excludes all stock options as they are anti-dilutive.

19.	RELATED PARTY TRANSACTIONS

During the year ended December 31, 2014, the Company entered into the following transactions with related parties:

Legal Fees

Legal fees of $110,640 (2013 - $204,860), which were included in professional fees, $130,599 (2013 - $Nil) for share issuance costs, and $Nil (2013 - $91,796) in costs associated with the set-up of the Facility (note 11) were paid or accrued to Koffman Kalef LLP, a law firm in which the Company’s Corporate Secretary is partner. The Company recognized $14,054 (2013 - $29,519) in share-based payments to this partner.

Key Management Compensation (1)

	2014	2013
Salaries and short-term benefits (2)	$1,254,242	$1,482,848
Directors' fees	169,725	139,600
Share-based payments	1,408,210	1,378,504
	$2,832,177	$3,000,952

(1)	SilverCrest’s key management personnel have authority and responsibility for planning, directing and controlling the activities of the Company.

(2)	Total remuneration paid to the President and Chief Operating Officer, the Chief Executive Officer and the Chief Financial Officer of SilverCrest.

25

25

SILVERCREST MINES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States Dollars) YEARS ENDED DECEMBER 31, 2014 and 2013	NYSE MKT: SVLC TSX: SVL FSE: CW5

19.	RELATED PARTY TRANSACTIONS (continued)

Other transactions

Paid $201,801 (2013 - $227,046) for technical and administrative services and recognized $43,907 (2013 - $54,809) in share-based payments to immediate family members of individuals who are part of key management personnel.

The Company shares rent, salaries, administrative services and other reimbursable expenses with Goldsource Mines Inc. (“Goldsource”), a company related by common directors and officers. During fiscal 2014, the Company incurred $142,255 (2013 - $83,532) on behalf of Goldsource for these services, of which $15,347 (2013 - $23,217) is receivable at December 31, 2014.

20.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Supplemental disclosure of significant non-cash transactions is provided in the table:

	2014	2013
Non-cash investing and financing activities
Capitalized to property, plant and equipment
Asset retirement obligation	$(364,823)	$-
Deferred revenue	$170,764	$30,680
Accounts payable and accrued liabilities	$640,414	$1,173,754

Capitalized to exploration and evaluation assets
Asset retirement obligation	$(150,000)	$-
Accounts payable and accrued liabilities	$26,572	$1,259,636
Capital stock	$-	$1,250,000

Capitalized to equity reserves
Transfer of share-based payments reserve upon exercise of options	$255,319	$1,015,160

21.	FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

The Company is exposed to various financial instrument risks and assesses the impact and likelihood of this exposure. These risks include liquidity risk, credit risk, foreign currency risk, interest rate risk and commodity price risk. Where material, these risks are reviewed and monitored by the Board of Directors.

a. Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company maintains adequate cash balances in order to meet short and long term business requirements, after taking into account cash flows from operations, and believes that these sources will be sufficient to cover the likely short and long term cash requirements. The Company’s cash is invested in business accounts with quality financial institutions, and is available on demand for the Company’s programs, and is not invested in any asset backed commercial paper.

As at December 31, 2014, the Company’s remaining contractual maturities of its financial liabilities and operating and capital commitments are as follows:

Payments due by period (in thousands of dollars and denominated in U.S. dollars)

		Less than						More than
Contractual Obligations	Total	1 year		1 – 3 years		3 – 5 years		5 years
Operating lease obligations	$199		$199	$	Nil	$	Nil	$	Nil
Accounts payable	$2,880		$2,880	$	Nil	$	Nil	$	Nil
Taxes payable	$1,180		$1,180	$	Nil	$	Nil	$	Nil
Credit facility	$15,000	$	Nil		$15,000	$	Nil	$	Nil
Asset retirement obligations	$4,027	$	Nil	$	Nil	$	Nil		$4,027
Deferred revenue	$5,512		$1,456		$2,912		$1,144	$	Nil
Total	$28,798		$5,715		$17,912		$1,144		$4,027

26

SILVERCREST MINES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States Dollars) YEARS ENDED DECEMBER 31, 2014 and 2013	NYSE MKT: SVLC TSX: SVL FSE: CW5

21.	FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (continued)

b. Credit Risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets, including cash and cash equivalents, amounts receivable and taxes receivable. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and cash equivalents with high-credit quality financial institutions. Valued added tax receivables are generated on the purchase of supplies and services for operations, which are refundable from the Mexican government. Amounts receivables are primarily generated on sales of gold and silver to a limited number of financial institutions specializing in the precious metal markets. The Company believes these institutions to be of sound credit worthiness, and to date, all receivables have been settled in accordance with agreed upon term and conditions. At December 31, 2014, the amounts receivable balance of $2,396,509 (2013 - $121,308) is due primarily from a gold and silver dore lot which was sold at the end of December, 2014, but cash receipts were received in early January, 2015.

The carrying amount of financial assets, as stated in the consolidated statement of financial position, represents the Company’s maximum credit exposure.

c. Foreign Currency Risk

The Company operates in Canada and Mexico, and is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency. The operating results and the financial position of the Company are reported in United States dollars. The fluctuations of the operating currencies in relation to the United States dollar will, consequently, have an impact upon the reporting results of the Company, and may also affect the value of the Company’s assets and liabilities. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

At December 31, 2014, the Company is exposed to foreign currency risk through the following financial assets and liabilities held in the following United States dollar equivalents:

	Canadian Dollar	US Dollar	Mexican Peso	Total
Cash and cash equivalents	$415,123	$25,601,038	$5,234,982	$31,251,143
Amounts receivable	169,303	2,210,485	16,721	2,396,509
Taxes receivable	-	-	8,287,598	8,287,598
Total Assets	584,426	27,811,523	13,539,301	41,935,250

Accounts payable and accrued liabilities	363,828	1,179,870	2,723,559	4,267,257
Taxes payable	-	-	1,180,155	1,180,155
Total Liabilities	363,828	1,179,870	3,903,714	5,447,412

Net Assets	$220,598	$26,631,653	$9,635,587	$36,487,838

Based on the above net exposures at December 31, 2014, a 10% appreciation (depreciation) of the United States dollar against the Canadian dollar and Mexican Peso, with all other variables held constant, would result in approximately a $1,000,000 decrease (increase) in the Company’s net earnings (loss) for the year.

At December 31, 2013, the Company was exposed to foreign currency risk through the following financial assets and liabilities held in the following United States dollar equivalents:

	Canadian Dollar	US Dollar	Mexican Peso	Total
Cash and cash equivalents	$323,457	$13,701,340	$410,656	$14,435,453
Amounts receivable	114,215	-	7,093	121,308
Taxes receivable	-	-	6,415,814	6,415,814
Total Assets	437,672	13,701,340	6,833,563	20,972,575

Accounts payable and accrued liabilities	543,103	2,211,029	2,521,021	5,275,153
Taxes payable	-	-	1,155,314	1,155,314
Total Liabilities	543,103	2,211,029	3,676,335	6,430,467

Net (Liabilities) Assets	$(105,431)	$11,490,311	$3,157,228	$14,542,108

27

SILVERCREST MINES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States Dollars) YEARS ENDED DECEMBER 31, 2014 and 2013	NYSE MKT: SVLC TSX: SVL FSE: CW5

21.	FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (continued)

d. Interest Rate Risk

The Company’s exposure to interest rate risk arises from the interest rate impact on its cash and cash equivalents and corporate credit facility. The Company’s practice has been to invest cash at floating rates of interest, in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return for shareholders. There is minimal risk that the Company would recognize any loss as a result of a decrease in the fair value of any term deposit, as they are held with large and stable financial institutions. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. At December 31, 2014, with all other variables unchanged, a 1 percentage point change in interest rates would not have a significant impact on the Company’s comprehensive earnings (loss) for the year.

e. Commodity Price Risk

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The commodity price risk could affect whether some resources are extracted and the completion of future equity transactions such as equity offerings and the exercise of stock options. The Company closely monitors prices of precious metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company. The Company has not engaged in any hedging activities, other than short term metal forward sales contracts and commodity option contracts less than 90 days, to reduce its exposure to commodity price risk.

Financial instruments carrying value and fair value

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, and credit facility.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair values of amounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the short term to maturities of these financial instruments.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. The Company’s cash and cash equivalents are measured using Level 1 inputs.

22.	INCOME TAXES

A reconciliation of income taxes calculated at the combined statutory tax rate to the income tax expense is as follows:

	2014	2013
Net earnings (loss) before taxes	$(739,975)	$21,347,263
Combined statutory tax rate	26.00%	25.75%
Expected income tax	(192,400)	5,496,900
Impact of initial recognition of 7.5% mining royalty in Mexico	-	5,758,000
Effect of different foreign statutory rates on earnings of subsidiaries	(414,000)	884,000
Impact of inflation adjustments	853,000	495,000
Permanent differences	1,026,000	501,000
Share issue costs	369,000	-
Utilization of non-capital losses	(650,000)	-
Impact of foreign exchange on deferred income tax assets and liabilities	760,000	(172,000)
Adjustment to prior years provision versus statutory and others	10,000	161,100
Change in unrecognized deductible temporary differences	(985,600)	(256,000)
Total income tax expense	$776,000	$12,868,000
Effective tax rate	-105%	60%

Current income tax expense (1)	$262,000	5,450,000
Deferred tax (recovery) expense - Mexican mining royalty	$(620,000)	5,758,000
Deferred tax expense	$1,134,000	1,660,000

(1) The Company has paid a total of $4.6 million related to 2014 income taxes by offset of Mexican value added taxes receivable (note 6).

28

SILVERCREST MINES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States Dollars) YEARS ENDED DECEMBER 31, 2014 and 2013	NYSE MKT: SVLC TSX: SVL FSE: CW5

22.	INCOME TAXES (continued)

The Canadian combined statutory tax rate increased from 25.75% to 26.0% in 2014 due to an increase in the provincial tax rate for British Columbia from 10.0% to 11.0%.

For the year ended December 31, 2013, the effective tax rate of 60% was significantly higher than the combined corporate statutory tax rate primarily due to the initial recognition impact of major tax reforms enacted in Mexico. On December 11, 2013, the Mexican government enacted a tax reform to introduce a mining royalty effective January 2014. This royalty is deductible for tax purposes and is calculated as 7.5% of a royalty base which is computed as taxable revenues for income tax purposes (except interest and inflationary adjustment), less allowable deductions for income tax purposes (except interest, inflationary adjustment, depreciation and mining fees), less prospecting and exploration expenses of the year. This new mining royalty was the significant item impacting the 2013 effective tax rate.

In fiscal 2013, the Company took the position that the 7.5% mining royalty was an income tax in accordance with IFRS for financial reporting purpose, as it is based on a measure of revenue less certain specified costs. On substantial enactment, a taxable temporary difference arose, as property, plant and equipment and exploration and evaluation assets had book basis but no tax basis for purposes of the royalty. The Company recognized a deferred tax liability of $5,758,000 at December 31, 2013 in respect of this royalty. This deferred tax liability will be drawn down to $nil as a reduction to tax expense over the life of mine as the mine and its related assets are depleted or depreciated.

The composition of the Company’s deferred tax assets and liabilities are as follows:

	2014	2013
Mexico operations
Deferred tax assets:
Non-Capital losses	$4,833,000	$229,000
Asset retirement obligations	1,305,000	1,376,000
Deferred tax liabilities:
Property, plant and equipment	(10,451,000)	(7,589,000)
Exploration and evaluation assets	(2,208,000)	(2,594,000)
Deferred revenue	(2,742,000)	-
Inventories	(294,000)	(465,000)
Deferred tax liabilities, net	$(9,557,000)	$(9,043,000)

The significant components of the Company’s unrecorded deferred tax assets and liabilities are as follows:

	2014	2013
Deferred Tax Assets (Liabilities)
Exploration and evaluation assets	$71,000	$86,000
Property, plant and equipment	36,000	40,000
Canadian eligible capital	181,000	198,000
Allowable capital losses	311,000	339,000
Share issue costs	583,000	521,000
Deferred revenue	171,000	171,000
Non-capital losses available for future periods	2,135,000	3,089,000
Unused deferred tax assets	$3,488,000	$4,444,000

The significant components of the Company’s temporary differences and unused tax losses are as follows:

	2014	2013	Expiry Date Range
Exploration and evaluation assets	$273,000	$-
Property, plant and equipment	72,000	152,000	No expiry
Canadian eligible capital	697,000	760,000	No expiry
Share issue costs	2,242,000	2,004,000	2015-2018
Deferred revenue	625,000	656,000	No expiry
Allowable capital losses	1,195,000	1,304,000	No expiry
Non-capital losses available for future periods
Canada	8,175,000	12,377,000	2017-2034
Mexico	3,000	11,000	2020-2024
Unused temporary differences	$13,282,000	$17,264,000

29

SILVERCREST MINES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States Dollars) YEARS ENDED DECEMBER 31, 2014 and 2013	NYSE MKT: SVLC TSX: SVL FSE: CW5

23.	SEGMENTED INFORMATION

The Company has three reportable segments, those being the mine operations at Santa Elena, Mexico; mine exploration and evaluation properties at Ermitaño, La Joya, and other exploration properties, Mexico; and Corporate. The Company has identified these reporting segments based on the internal reports reviewed and used by the Chief Operating Officer, its chief operating decision maker, in allocating resources and assessing performance. Operations whose revenue, earnings or losses or assets exceed 10% of the total consolidated revenues, earnings or losses, or assets are reportable segments. The Company does not treat gold and silver concentrate production as separate operating segments as they are the output of the same production process and only become separately identifiable as finished goods and are not reported separately from a management perspective. Exploration and evaluation properties have been aggregated into a single reportable segment where they have similar characteristics and do not have assets which exceed 10% of total reportable assets. The Corporate segment is responsible for the evaluation and acquisition of new mineral properties, management of cash and cash equivalents, regulatory reporting and general corporate activities conducted in Canada and Mexico.

Geographic segmented information is presented as follows:

	Mexico	Mexico	Canada
2014	Santa Elena	Other Projects	Corporate	Total
Revenue	$45,009,921	$-	$122,678	$45,132,599
Cost of sales	(23,596,973)	-	-	(23,596,973)
Depletion, depreciation and amortization	(8,155,788)	-	(11,698)	(8,167,486)
Mine operating earnings	13,257,160	-	110,980	13,368,140
Other net expenses	(2,005,107)		(7,146,590)	(9,151,697)
Impairment charges	(1,761,197)	(3,195,221)	-	(4,956,418)
Current income tax expense	(262,000)	-	-	(262,000)
Deferred tax expense	(514,000)	-	-	(514,000)
Net earnings (loss) for the year	$8,714,856	$(3,195,221)	$(7,035,610)	$(1,515,975)

Asset Information
Property, Plant and Equipment	$106,308,026	$-	$24,245	$106,332,271
Exploration and evaluation assets	$-	$16,421,345	$-	$16,421,345

	Mexico	Mexico	Canada
2013	Santa Elena	Other Projects	Corporate	Total
Revenue	$54,649,527	$-	$244,124	$54,893,651
Cost of sales	(19,895,374)	-	-	(19,895,374)
Depletion, depreciation and amortization	(6,124,621)	-	(9,911)	(6,134,532)
Mine operating earnings	28,629,532	-	234,213	28,863,745
Other net expenses	(1,330,686)	-	(6,185,796)	(7,516,482)
Current income tax expense	(5,450,000)	-	-	(5,450,000)
Deferred tax expense	(7,418,000)	-	-	(7,418,000)
Net earnings (loss) for the year	$14,430,846	$-	$(5,951,583)	$8,479,263

Asset Information
Property, Plant and Equipment	$93,118,063	$-	$24,507	$93,142,570
Exploration and evaluation assets	$-	$15,675,298	$-	$15,675,298

24.	CONTINGENCIES

In the normal course of business, the Company is aware of certain claims and potential claims. The outcome of these claims and potential claims is not determinable at this time, although the Company does not believe these claims and potential claims will have a material adverse effect on the Company’s results of operations or financial position.

25.	SUBSEQUENT EVENT

Subsequent to December 31, 2014, 10,000 incentive stock options priced at CAD$1.68 were forfeited.

30